Exhibit 8.1

Subsidiaries of the Company

Subsidiary		Jurisdiction	Vessel
1	Colossus Shipping Co.	Marshall Islands	M/T Wonder Musica
2	Drax Shipping Co.	Marshall Islands	M/T Wonder Bellatrix
3	Gamora Shipping Co.	Marshall Islands	M/T Wonder Sirius
4	Hawkeye Shipping Co.	Marshall Islands	M/T Wonder Avior
5	Rocket Shipping Co.	Marshall Islands	M/T Wonder Polaris
6	Starlord Shipping Co.	Marshall Islands	M/T Wonder Vega
7	Vision Shipping Co.	Marshall Islands	M/T Wonder Mimosa
8	Xavier Shipping Co.	Marshall Islands	M/T Wonder Formosa
9	Elektra Shipping Co.	Marshall Islands	N/A
10	Toro RBX Corp.	Marshall Islands	N/A